Exhibit 99.9

Project Number: 2US043.006

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Daniel H. Sepulveda, BSc, SME-RM, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Preliminary Economic Assessment for the Cusi Mine, Chihuahua State, Mexico” dated November 13, 2020, with an effective date of August 31, 2020 (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated January 6, 2021 (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 18th day of December 2020.

“Daniel Sepulveda”

Daniel H. Sepulveda, BSc, SME-RM
SRK Associate Consultant (Metallurgy)